December 26, 2024

VIA EDGAR

Ms. Alyssa Wall, Esq.

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: The Children’s Place, Inc.

Registration Statement on Form S-1

Filed on October 15, 2024

Amended on December 19, 2024 and December 26, 2024

File No. 333-282664

Dear Ms. Wall:

This letter is being submitted on behalf of our client, The Children’s Place, Inc. (the “Company”), in response to the oral comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission that was conveyed during our telephone conversation on December 20, 2024 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has also today filed an Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which contains revisions intended to, among other matters, address the Staff’s comment.

For convenience of reference, we have included the text of the Staff’s oral comment below in bold face type immediately before the Company’s response thereto. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

1.	Oral Comment: Item 601(b)(8) of Regulation S-K states that a tax opinion must be filed whenever the tax consequences of a transaction “are material to an investor and a representation as to tax consequences is set forth in the filing”. We note your disclosure that you “believe and intend to take the position that a holder’s receipt or exercise of rights should generally be non-taxable for U.S. federal income tax purposes”. Please file a tax opinion as an exhibit to the filing. We refer you to Section III.A.1 of Staff Legal Bulletin 19.

Response: In response to the Staff’s oral comment, the Company has filed a tax opinion of Cadwalader, Wickersham & Taft LLP as Exhibit 8.1 to Amendment No. 2 to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me at 212-504-6404 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kiran S. Kadekar
Kiran S. Kadekar, Esq.

Via-E-mail:

cc:   Jared E. Shure, The Children’s Place, Inc.

Richard M. Brand, Esq. and Erica Hogan, Esq., Cadwalader, Wickersham & Taft LLP